Exhibit 8

Exhibit V — Information required by art. 20-A of CVM Instruction 481/2009 and List of Administrative and Judicial Proceedings involving Valepar

Information required by article 20-A of CVM Instruction 481/2009

1. Formal Agreement and justification for the merger, pursuant to arts. 224 and 225 of Law 6404 of 1976.

Formal Agreement and Justification for the merger of Valepar S.A.  (“Valepar”) by Vale S.A. (‘Vale’ or ‘Company’) is available in the Annex III of the Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting (“ESM Manual”).

2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by companies subsisting or resulting from the merger, filed at the Company’s headquarters or where the Company’s controlling shareholder is a party.

Pursuant to Clause 18.3 of the Valepar Shareholders’ Agreement dated 02.19.2017 and filed at the Company’s headquarters on 02.20.2017 (“Valepar Agreement”), , Litel Participações S.A. (“Litel”), Bradespar S.A. (“Bradespar”), Mitsui & Co., Ltd. (“Mitsui”) and BNDES Participações S.A. — BNDESPAR (“BNDESPAR”) entering into a new shareholders’ agreement (“Vale Agreement) on the date the Valepar merger into Vale becomes effective, aiming to maintain Vale’s stability  and to adjust its corporate governance structure during the transition period into its new corporate structure with no defined control. The Vale Agreement, where a draft copy is attached to the Valepar Agreement, will only bind 20% (twenty percent)  of the total number of common shares issued by Vale, and will be in force until November 9, 2020.

3. Description of the transaction, including:

a. Terms and conditions

According to the proposal sent to Vale by Litel, Litela Participações S.A. (“Litela”), Bradespar, Mitsui and BNDESPAR (jointly “Valepar Shareholders”) and reflected in the Formal Agreement, the Valepar merger (“Merger”) is one of the inseparable and interdependent steps of Valepar’s proposed transaction for the Company to enable Vale to be listed in the special segment on the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), called New Market (“Novo Mercado”), and turn it into a company with no defined control. The other stages are: (i) the voluntary conversion of class A shares of preferred stock issued by Vale into shares of common stock, at the ratio of 0.9342 shares of common stock for each class A share of preferred stock issued by Vale, which was defined based on the closing price of the shares of common and preferred stock issued by Vale, assessed using the average of the last 30 (thirty) days of trading of BM&FBOVESPA prior to 02.17.2017 (inclusive), weighted by the volume of shares traded on the aforementioned trading days (“Voluntary Conversion”); and (ii) the amendment of the bylaws of Vale to adapt it, as far as possible, to the rules of the Novo Mercado until Vale may be effectively listed in this special segment (“Amendment to the Bylaws” and, together with the Merger and with the Voluntary Conversion, “Transaction”).

All three stages of the Transaction will only become effective if: (i) Vale and Valepar ESMs approve the Merger along with all other related resolutions, pursuant to Article 227 of the Brazilian Corporate Law; (ii) Vale’s ESM approves all other stages of the Transaction; and (iii) shareholders holding at least 54.09% of class A preferred shares issued by Vale adhere to the Voluntary Conversion (“Minimum Adhesion”), to be manifested within 45 (forty-five) days as from the corresponding meeting resolution.

The substitution ratio to be adopted in the Merger will increase the number of shares held by Valepar S.A. shareholders by 10% (ten percent) in relation to the current Valepar shareholding in Vale S.A., and represents a dilution of around 3% (three percent) in the interest of other Vale’s shareholders in its capital stock. Thus, in view of the Merger, 1.2065 new shares of common stock will be issued by Vale, in favor of the shareholders of Valepar S.A., for each share that they own. Therefore, after the effective performance of the Merger of Valepar, the current shareholders shall come to hold, jointly, 1,908,980,340 (one billion, nine hundred and eight million, nine hundred and eighty thousand, three hundred and forty) shares of common stock issued by Vale, in replacement of the 1,716,435,045 (one billion, seven hundred and sixteen million, four hundred and thirty-five thousand, and forty-five) shares of common stock and 20,340,000 (twenty million, three hundred and forty thousand) class A shares of preferred stock currently held by Valepar, which will be extinguished due to the Merger. Thus, and already considering the effects of the ratio proposed for the Voluntary Conversion of the class “A” shares of preferred stock issued by Vale held by Valepar, the Merger will result in the issue of an additional quantity of 173,543,667 (one hundred and seventy-three million, five hundred and forty-three thousand, six hundred and sixty-seven) shares by Vale in comparison with the number of shares currently held by Valepar. The new Vale shares will be attributed to the shareholders of Valepar in the proportion currently held by them in the capital of Valepar.

In the calculation of the substitution ratio described above the balance of the goodwill registered in the financial statements of Valepar was not included. The possible and future use of this tax benefit by Vale will not be an object of capitalization in favor of the current shareholders of Valepar, but rather, it will be an advantage for all shareholders of Vale.

Following the Merger, and considering the Minimum Adhesion to the Voluntary Conversion, Vale’s capital stock will be divided into 5,256,884,969 (five billion, two hundred and fifty-six million, eight hundred and eighty-four thousand, nine hundred and sixty-nine) shares, with 4,353,503,833 (four billion, three hundred and fifty-three million, five hundred and three thousand, eight hundred and thirty-three) common shares and 903,381,136 (nine hundred and three million, three hundred and eighty-one thousand, one hundred and thirty-six) class A preferred shares, including 12 (twelve) special class shares.

The shares of common stock issued by Vale to be attributed to the shareholders of Valepar as a result of the Merger will have the same rights attributed to them as the other shares of common stock issued by Vale currently in circulation, observing the amendments that will be implemented to the rights granted to such shares because of the Amendment to the Bylaws.

The criterion used for appraisal of the net equity of Valepar to be transferred to Vale is the value of the book net equity, based on the elements available in the balance sheets of Valepar, taking as the base-date December 31, 2016 and on the criteria provided in the applicable legislation for the preparation of financial statements. Valepar holds, and shall continue to hold, on the date on which the Merger becomes effective, cash and cash equivalents, judicial deposits and tax credits in a sufficient amount to fully offset the liabilities recorded in its balance sheet.

The Valuation Report for the Merger determined a book value for the Valepar’s Equity as at 12.31.2016 of R$47,443,028,101.16 (forty-seven billion, four hundred and forty-three million, twenty-eight thousand, one hundred and one reais and sixteen cents), which results, excluding the shares issued by Vale currently held by Valepar and which will be cancelled as a result of the Merger of Valepar, in a net reserve to be incorporated by Vale of R$4,560,806,475.00 (four billion, five hundred and sixty million, eight hundred and six thousand, four hundred and seventy-five reais), of which R$3,072,668,796.21 (three billion, seventy-two million, six hundred and sixty-eight thousand, seven hundred and ninety-six reais and twenty-one cents) refer to the balance of the goodwill recorded in Valepar’s financial statements, and R$1,488,137,678.79 (one billion, four hundred and eighty-eight million, one hundred and thirty-seven thousand, six hundred and seventy-eight reais and seventy-nine cents) refer to other net assets, and the total amount of Valepar’s net reserves will be recorded as a capital reserve by Vale. Thus, there will be no increase in the capital stock of Vale as a result of the Merger, and the Company will register the reserves of capital in the amount of R$4.560.806.475,00 (four billion, five hundred and sixty million, eight hundred and six thousand, four hundred and seventy-five reais).

The shareholders of Valepar that possibly might not agree with the decision that approves the Merger of this company by Vale will be able to exercise the right to withdraw, in compliance with articles 137 and 230 of the Business Corporations Law. The value of reimbursement due to the shareholders of Valepar who exercise the right of withdrawal will correspond to R$ 29.99

(twenty-nine reais and ninety-nine cents) per share, as reported in the balance sheet of Valepar referring to the business year ending on 12.31.2016. Under the terms of articles 137 and 230 of the Business Corporations Law, the Merger of Valepar does not give rise to the exercise of any right of withdrawal by the shareholders of Vale.

b. Obligations to indemnify: (i) the management of any of the companies involved; (ii) if the transaction does not materialize.

Not applicable

c. Comparative table of the rights, advantages and restrictions of the shares of the companies involved or resulting, before and after the transaction.

Below is a comparative table of the rights conferred by Class A preferred shares and common shares issued by Vale before and after the Transaction becomes effective, already taking into account the proposal to amend the Bylaws:

Right of the Shares of the Company before the Operation		Right of the Shares of the Company after the Operation
ON Shares	PNA Shares	ON Shares	PNA Shares
Right to one vote per share, regardless of the topic.	Right to one vote per share, with the exception of discussions relating to the election of the members of the Board of Directors.	Right to one vote per share, regardless of the topic.	Right to one vote per share, with the exception of discussions relating to the election of the members of the Board of Directors.
N/A

Priority in receiving the minimum dividends corresponding to (i) 3% (three percent) of the book value per share or (ii) 6% (six percent) of the pro rata share of the paid-in capital, whichever is higher.

N/A

Priority in receiving the minimum dividends corresponding to (i) 3% (three percent) of the book value per share or (ii) 6% (six percent) of the pro rata share of the paid-in capital, whichever is higher.

At least 25% (twenty-five percent) of the annual net profits, adjusted according to the law, will be reserved for the payment of dividends.		At least 25% (twenty-five percent) of the annual net profits, adjusted according to the law, will be reserved for the payment of dividends.
Right to be included in a public offering of shares as a result of alienation of control of the Company, having the right to, at least, 80% of	They do not confer a right to be included in a public offering of shares as a result of alienation of control of the Company.	Right to be included in a public offering of shares as a result of alienation of control of the Company, having the right to the same	They do not confer a right to be included in a public offering of shares as a result of alienation of control of the Company.

Right of the Shares of the Company before the Operation		Right of the Shares of the Company after the Operation
ON Shares	PNA Shares	ON Shares	PNA Shares
the amount paid per share the selling controlling shareholder.		price and according to the same conditions offered to the selling controlling shareholder.
There is no provision of Public Offering of shares for attaining relevant shareholding.	There is no provision of Public Offering of shares for attaining relevant shareholding.	Right to be included in a public offering if any shareholder acquires or becomes the owner of shares in a quantity greater than 25% of the total shares of common stock or of the capital stock.	They do not confer a right to be included in a public offering resulting from the attainment of a shareholding greater than 25% of the total shares of common stock or of the capital stock.

d. Possible need for approval by debenture holders or other creditors

The transaction does not require the approval of Vale or Valepar debenture holders or other creditors.

e. Assets and liabilities that will form each part of the equity, in the event of a spin-off

Not applicable

f. Intention of companies resulting from obtaining securities issuer registration

Not applicable, since Vale will continue as a publicly-held company.

4. Plans to carry out corporate business, especially regarding specific corporate events that it intends to promote.

Apart from entering into the Vale Agreement, as described in item 2 above, there are no specific corporate events expected to be promoted in the Company after the date on which the Transaction becomes effective.

5. Analysis of the following aspects of the transaction:

a. Description of the main expected benefits, including: (i) synergies, (ii) tax benefits; (Iii) strategic advantages

The Transaction will mainly lead the Company adopting higher standards of corporate governance, generating benefits both for the Company and its shareholders, as follows: (i) the adoption of better practices of corporate governance stimulates an alignment of interests between the various groups of shareholders and between shareholders and the Company’s management and enhances the performance of its Board of Directors; (ii) the possible increase in liquidity of the shares held by the Company’s shareholders, who will be able to enjoy the same rights and benefits from shares of a single type and class (except for the Golden Shares held by the Federal Government, which shall continue with certain veto rights), should all class A preferred shares be converted into common shares; (iii) the possible access to the capital market will increase, to the extent in which better corporate governance practices will be adopted and the types and classes of shares are unified, if implemented, allowing Vale to meet the prerequisites to list in the special segments with the highest level of corporate governance in the Brazilian capital market, such as the Novo Mercado; (iv) the reduction of the interest of the current controlling block in the total number of common shares issued by the Company; and (v) the expectation of the existence of a minimum number of independent board members (20% of the total number of members), as required by the Novo Mercado regulation.

b. Costs

The Vale and Valepar management estimate that the total costs for the Transaction will be approximately R$3,500,000.00 (three million, five hundred thousand reais), including expenses with publications, auditors, appraisers, lawyers and other professionals hired to advise the Transaction.

c. Risk factors

• As previously mentioned, the Merger, together with the Voluntary Conversion and the Amendment to the Bylaws, is an inseparable part of the Transaction, so that, even after it has been approved at the Vale General Meeting, the Merger will not become effective if it does not obtain the Minimum Adhesion for Voluntary Conversion.

• As the proposal is a Voluntary Conversion, there is no guarantee it will be implemented.

• Even if all the conditions are met for the Transaction to become effective, Vale may not be able to join the Novo Mercado, since such membership will depend on converting all the preferred shares issued by the Company into common shares and will be subject to other formalities, including obtaining the approval from BM&FBOVESPA.

• The market value of the shares issued by Vale when the Transaction becomes effective may vary significantly from its price on the date on which the terms of exchange were established, as provided for in the Merger. In fact, the shares issued by Vale may change in price as a result of a variety of factors that are beyond the control of the Company, including changes in its business, operations and projections, schedule and regulatory issues, general market and economic conditions, as well as industry related conditions. After the resolutions relating to the Transaction have been approved at its General Meetings and the Minimum Adhesion has been obtained, Vale and Valepar may not back off from the Transaction as a result of any variations in shares quotes issued by the Company.

• On May 10, 2017, the Valepar Agreement entered into force, which provides that the Vale Agreement must be signed, if the Transaction is approved and the Voluntary Conversion reaches the Minimum Adhesion. Any future modifications to the Vale Agreement draft are not under the Company’s control.

• The Proposal only glimpses, in case the Operation becomes effective, that the Valepar Shareholders will detain, at the date of effectiveness, less than 50% (fifty percent) of the total common shares issued by the Company, provided there will be at least an adhesion of 54.09% (fifty-four point zero nine percent) of the preferred shares class A to the Voluntary Conversion.

d. If it is a related party transaction, what possible alternatives could have been used to achieve the same objectives, indicating why these alternatives were discarded.

The Transaction was presented by Valepar to Vale as requested by Valepar Shareholders, as shareholders representing 99.971% of the common shares, 100% of the preferred shares and 99.976% of Valepar’s capital stock, through correspondence sent on  11 of May, 2017, where other alternatives were not analyzed, since, in the opinion of Vale’s management, the proposed structure (with the Voluntary Conversion and Merger being submitted to the General Meeting for resolution without the Valepar vote) preserves the freedom of the other shareholders to deliberate on this matter without Valepar interference.

e. Substitution ratio

The substitution ratio to be adopted in the Incorporation was the object of the Proposal presented by Valepar to Vale,  as requested by Valepar Shareholders,  on May 11, 2017, considering an increase in the number of shares held by Valepar shareholders of 10% (ten percent) in relation to the current shareholding position of Valepar in Vale S.A., and representing a dilution of around 3% (three percent) of the stake of the other Vale shareholders in its capital stock. Thus, in view of the Merger, 1.2065 new shares of common stock will be issued by Vale, in favor of the shareholders of Valepar S.A., for each share that they own. Therefore, after the Merger of Valepar becomes effective, the current shareholders of Valepar shall come to hold, jointly, 1,908,980,340 (one billion, nine hundred and eight million, nine hundred and eighty thousand, three hundred and forty) shares of common stock issued by Vale, in replacement of the 1,716,435,045 (one billion, seven hundred and sixteen million, four hundred and thirty-five thousand, and forty-five) shares of common stock and 20,340,000 (twenty million, three hundred and forty thousand) class A shares of preferred stock currently held by Valepar, which will be extinguished due to the Merger of Valepar. Thus, and already considering the effects of the ratio proposed for the Voluntary Conversion of the class “A” shares of preferred stock issued by Vale held by Valepar, the Merger will result in the issue of an additional quantity of 173,543,667 (one hundred and seventy-three million, five hundred and forty-three thousand, six hundred and sixty-seven) shares by Vale in comparison with the number of shares currently held by Valepar. The new Vale shares will be attributed to the shareholders of Valepar in the proportion currently held by them in the capital of Valepar.

f. In transactions involving parent companies, subsidiaries or companies under common control: (i) The share substitution ratio calculated in accordance with art. 264 of Law No. 6404, of 1976; (ii) A detailed description of the process of trading the substitution ratio and other terms and conditions of the transaction; (iii) If the transaction was preceded, in the last twelve (12) months, by an acquisition of control or an acquisition of interest by a control block: (a) a comparative analysis of the substitution ratio and price paid to acquire control ; (b) reasons justifying any valuation differences in the different transactions; (iv) Justification of why the substitution ratio is commutative, with a description of the procedures and criteria adopted to guarantee the commutativity of the transaction or, if the substitution ratio is not commutative, payment details or equivalent measures adopted to ensure adequate compensation.

(i) The share substitution ratio calculated in accordance with art. 264 of Law No. 6404, of 1976

For information purposes, as provided in article 264 of Corporate Law, article 8, item II, of CVM Instruction no. 565/2015, PricewaterhouseCoopers Corporate Finance & Recovery Ltda. (“PWC”) valued the Vale and Valepar net equity by its financial economic value, using the discounted cash flow method, according to valuation reports prepared on the base date of 12.31.2016. If the transaction were implemented based on this report, Valepar’s shareholders would receive 1,773,631,664 (one billion, seven hundred and seventy-three million, six hundred and thirty-one thousand, six hundred and sixty-four) new Vale shares, substituting the common shares and the class A preferred shares in Valepar that will be cancelled due to the Merger.

(ii) A detailed description of the process of trading the substitution ratio and other terms and conditions of the transaction

The terms and conditions of the Transaction, including the substitution ratio to be used in the Merger, were set out in the proposal made by the Valepar Shareholders, which was formally sent to the Company on May 11, 2017. Vale’s management has already been aware of the terms proposed for the Transaction since it was disclosed to the market on February 20, 2017. After analyzing the Proposal and its related documentation, the Transaction, as proposed by Valepar Shareholders, was submitted to Vale Board of Directors, which, then, approved its submission to Vale’s General Meeting, at which Valepar will not exercise its voting rights in the deliberations relating to the Voluntary Conversion and Merger.

(iii) If the transaction was preceded, in the last twelve (12) months, by an acquisition of control or an acquisition of interest by a control block: (a) a comparative analysis of the substitution ratio and price paid to acquire control; (b) reasons justifying any valuation differences in the different transactions

Not applicable

(iv) Justification of why the substitution ratio is commutative, with a description of the procedures and criteria adopted to guarantee the commutativity of the transaction or, if the substitution ratio is not commutative, payment details or equivalent measures adopted to ensure adequate compensation.

The fact that the Proposal establishes the commitment of Valepar Shareholders not to exercise the right to vote in deliberations about the Voluntary Conversion and about the Merger, allows the other Vale shareholders to decide freely, based on their own assessments and without any interference from the controlling shareholders, relating the terms of the Valepar Merger and the Voluntary Conversion being accepted or not and, consequently, ensures the equitable nature of the exchange ratios proposed for the Valepar Merger and the Voluntary Conversion.

6. Copy of minutes of all meetings of the board of directors, fiscal council and special committees in which the transaction has been discussed, including any dissenting votes.

The Transaction was discussed at (i) the meeting of Vale’s Executive Board held on May 11, 2017; (ii) the meetings of the Valepar and Vale Boards of Directors, held on May 11, 2017.

In addition, the Merger was also the subject of the meeting of Vale Fiscal Council, held on May 11, 2017.

The minutes of the aforementioned meetings are available on the Company’s website (www.vale.com/investidores), the BM&FBOVESPA website (http://www.bmfbovespa.com.br) and the Securities and Exchange Commission website (http://www.cvm.gov.br).

7. Copies of studies, presentations, reports, opinions or valuation reports of the companies involved in the transaction made available to the controlling shareholder at any stage of the transaction.

The valuation report, at the book value, of Valepar’s equity to be transferred to Vale as a result of the Merger was prepared by KPMG Auditores Independentes (“KPMG”).

The valuation report of Valepar and Vale’s shareholders’ equity, based on the financial economic value, based on the discounted cash flow method, in compliance with article 264 of the Corporate Law, article 8, item II, of CVM Instruction 565/2015 was prepared by PWC.

Both the report prepared by KPMG and the report prepared by PWC are integral parts of the Formal Agreement and are available on the Company’s websites (www.vale.com/investidores), the BM&FBOVESPA website (http://www.bmfbovespa.com.br) and the Securities and Exchange Commission website (http://www.cvm.gov.br).

7.1. Identification of possible conflicts of interest between financial institutions, companies and professionals who have prepared the documents mentioned in item 7 and the companies involved in the transaction.

As per its report, KPMG stated that according to the professional standards established by the Federal Accounting Council, it is not aware of any direct or indirect conflict of interest or of any other circumstance that represents a conflict of interest with respect to Services rendered and is not aware of any action by the parent company nor the company’s management that directs, limits, impedes or practices any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of the respective conclusions.

As per its report, PWC stated that: (i) at the date of the report, none of the PWC professionals who took part in the project hold common and/or preferred shares issued by Valepar, Vale or its controlling shareholders and subsidiaries, nor any derivatives referenced therein, nor do they manage Vale securities; (ii) there is no conflict of interest with Valepar, Vale, its controlling shareholders nor management, which reduces the independence needed to perform its functions in relation to preparing the valuation report; (iii) on the date of this report, PWC maintains a commercial relationship with Valepar, Vale, its subsidiaries, affiliates, which does not affect the analysis made to prepare this Report; (iv) it has no other commercial and credit information of any nature relating to Valepar and Vale that may affect the preparation of the report; and (v) is not aware of any action by Vale’s or Valepar’s management for the purpose of directing, limiting, hindering, or practicing any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work procedures relevant to the quality of their work.

8. Bylaws draft or changes resulting from the transaction

The draft of the new Vale Bylaws, where approval is one of the indivisible and interdependent steps, whose effectiveness is subject to the successful performance of the other steps to carry out Transaction, is available in ESM Manual Attachment VI.

9. Financial statements used for the purpose of the transaction, in accordance with the specific rule

For the purposes of the Transaction, Vale’s and Valepar’s audited financial statements of 12.31.2016 were used, which are available in ESM Manual Attachment IV.

10. Pro forma financial statements prepared for the purpose of the transaction, in accordance with the specific rule

Not applicable, pursuant to article 10 of CVM Instruction 565/2015, since the substitution ratio to be adopted in the Merger represents a dilution of approximately 3% (three percent) of the interest of other Vale shareholders in its capital stock.

11. Document containing information on the companies directly involved that are not publicly traded companies, including: (a) Risk factors, pursuant to items 4.1 and 4.2 of the Reference Form; (b) Description of main changes in risk factors in the previous year and expectations regarding decrease or increase in exposure to risks as a result of the operation, pursuant to item 5.4 of the Reference Form; (c) Description of their activities, pursuant to items 7.1, 7.2, 7.3 and 7.4 of the Reference Form; (d) Description of economic group, pursuant to item 15 of the Reference Form; (e) Description of capital stock, pursuant to item 17.1 of the Reference Form.

(a) Risk factors, pursuant to items 4.1 and 4.2 of the Reference Form

Valepar is a special purpose company, organized under Brazilian law and constituted with the sole purpose of being the controlling shareholder of Vale. In addition to shares issued by Vale, Valepar will possess on the date when the Operation takes effect, cash, cash equivalents, judicial deposits and tax credits to fully offset the liabilities recorded on its balance sheet. Valepar does not conduct any other commercial activity, and therefore the risk factors mentioned in items 4.1 and 4.2 of the Reference Form are not applicable.

Valepar is currently a party to certain administrative and legal proceedings, most notably disputes concerning Valepar’s payment of Social Contribution on Net Earnings (CSLL) tax, the non-inclusion of sums received by Valepar by way of interest on shareholders’ equity in calculation bases for PIS and Cofins taxes, and the offsetting of certain taxes. More detailed information on such administrative and legal proceedings is provided attached to this document.

(b) Description of main changes in risk factors in the previous year and expectations regarding decrease or increase in exposure to risks as a result of the operation, pursuant to item 5.4 of the Reference Form

Not applicable.

(c) Description of their activities, pursuant to items 7.1, 7.2, 7.3 and 7.4 of the Reference Form

As previously mentioned, Valepar is a special purpose company, organized under Brazilian law and constituted with the sole purpose of being the controlling shareholder of Vale. Valepar does not conduct any other commercial activity.

(d) Description of economic group, pursuant to item 15 of the Reference Form

Items 15.1 and 15.2 of Reference Form — Description of Valepar’s Shareholders

				Common shares		Preferred shares		Total shares		Member of shareholders’	Controlling	Date of last
Shareholder	Nationality	UF	CPF/CNPJ	Number	%	Number	%	Number	%	agreement	shareholder	change
Litel Participações S.A.	Brazilian	RJ	00.743.065/0001-27	637,443,857	49.01%	200.864.272	71.41%	838,308,129	52.99%	Yes	Yes	31/03/2017
Litela Participações S.A.	Brazilian	RJ	05.495.546/0001-84	0	0	80.416.931	28.59%	80,416,931	5.08%	Yes	Yes	31/03/2017
Bradespar S.A.	Brazilian	SP	03.847.461/0001-92	275,965,821	21.21%	0	0.00%	275,965,821	17.44%	Yes	Yes	31/03/2017
Mitsui & Co., Ltd	Japonese		05.466.338/0001-57	237,328,059	18.24%	0	0.00%	237,328,059	15.00%	Yes	Yes	31/03/2017
BNDES Participações S.A.	Brazilian	RJ	00.383.281/0001-09	149,787,385	11.51%	0	0.00%	149,787,385	9.46%	Yes	Yes	31/03/2017
Eletron S.A.	Brazilian		00.514.998/0001-42	380,708	0.03%	0	0.00%	380,708	0.02%	No	No	31/03/2017
Total				1,300,905,830	100.00%	281,281,203	100.00%	1,582,187,033	100.00%

Litel Participações S.A. – CNPJ: 00.743.065/0001-27

				Common shares		Preferred shares		Total shares		Member of shareholders’	Controlling	Date of last
Shareholder	Nationality	UF	CPF/CNPJ	Number	%	Number	%	Number	%	agreement	shareholder	change
BB Carteira Ativa	Brazilian		01.578.476/0001-77	193,740,121	78.40	28,385,377	100.00	222,125,498	80.62	No	Yes	31/03/2017
Others				53,388,224	21.60	627	0.00	53,388,851	19.38
Total				247,128,345	100.00	28,386,004	100.00	275,514,349	100.00

Litela Participações S.A. – CNPJ: 05.495.546/0001-84

				Common shares		Preferred shares		Total shares		Member of shareholders’	Controlling	Date of last
Shareholder	Nationality	UF	CPF/CNPJ	Number	%	Number	%	Number	%	agreement	shareholder	change
Litel Participações S.A	Brazilian		00.743.065/0001-27	28,386,273	100.00	0	0.00	28,386,273	100.00	No	Yes	31/03/2017
Others				1	0.00	0	0.00	1	0.00
Total				28,386,274	100.00	0	0.00	28,386,274	100.00

Bradespar S.A. – CNPJ: 03.847.461/0001-92

				Common shares		Preferred shares		Total shares		Member of shareholders’	Controlling	Date of last
Shareholder	Nationality	UF	CPF/CNPJ	Number	%	Number	%	Number	%	agreement	shareholder	change
NCF Participações S.A.	Brazilian	SP	04.233.319/0001-18	30,388,376	24.80	2,235,627	0.98	32,624,003	9.33	No	Yes	31/03/2017
Cidade de Deus Cia. Cial. de Participações S.A.	Brazilian	SP	61.529.343/0001-32	44,883,224	36.63	300,960	0.13	45,184,184	12.93	No	Yes	31/03/2017
Fundação Bradesco	Brazilian	SP	60.701.521/0001-06	18,179,304	14.84	—	—	18,179,304	5.20	No	Yes	31/03/2017
Outros	—		—	29,072,145	23.73	224,488,309	98.89	253,560,454	72.54	—	—	31/03/2017
Total				122,523,049	100.00	227,024,896	100.00	349,547,945	100.00

Cidade de Deus Cia. Cial. de Participações S.A. – CNPJ: 61.529.343/0001-32

				Common shares		Preferred shares		Total shares		Member of shareholders’	Controlling	Date of last
Shareholder	Nationality	UF	CPF/CNPJ	Number	%	Number	%	Number	%	agreement	shareholder	change
Nova Cidade de Deus Participações S.A.	Brazilian	SP	04.866.462/0001-47	3,471,82,0356	45.18	0	0.0	3,471,82,0356	45.18	No	Yes	31/03/2017
Fundação Bradesco	Brazilian	SP	60.701.521/0001-06	2,566,968,222	33.41	0	0.0	2,566,968,222	33.41	No	Yes	31/03/2017
Lia Maria Aguiar	Brazilian	SP	003.692.768-68	496,778,330	6.46	0	0.0	496,778,330	6.46	No	Yes	31/03/2017
Outros	—	—	—	1,148,802,124	14.95	0	0.0	1,148,802,124	14.95	—	—	31/03/2017
Total	—	—	—	7,684,369,032	100.00	0	0.0	7,684,369,032	100.00	—	—

Nova Cidade de Deus Participações S.A. — CNPJ: 04.866.462/0001-47

				Common shares		Preferred shares		Total shares		Member of shareholders’	Controlling	Date of last
Shareholder	Nationality	UF	CPF/CNPJ	Number	%	Number	%	Number	%	agreement	shareholder	change
Fundação Bradesco	Brazilian	SP	60.701.521/0001-06	138,036,211	46.30	315,902,805	100.00	453,939,016	73.93	No	Yes	31/03/2017
BDD Participações S.A.	Brazilian	SP	07.838.611/0001-52	160,087,583	53.70	0	0.0	160,087,583	26.07	No	Yes	31/03/2017
Total	—	—	—	298,123,794	100.00	315,902,805	100.00	614,026,599	100.00	—	—	31/03/2017

BBD Participações S.A. – CNPJ: 07.838.611/0001-52

				Common shares		Preferred shares		Total shares		Member of shareholders’	Controlling	Date of last
Shareholder	Nationality	UF	CPF/CNPJ	Number	%	Number	%	Number	%	agreement	shareholder	change
Lázaro de Mello Brandão	Brazilian	SP	004.637.528-72	12,821,000	7.28	0	0	12,821,000	4.15	Yes	No	31/03/2017
NCD Participações Ltda	Brazilian	SP	48.594.139/0001-37	0	0	71,514,058	53.82	71,514,058	23.14	Yes	No	31/03/2017
Tesouraria	—	—	—	81,642,850	46.33	16,042,503	12.07	97,685,353	31.61	No	No	31/03/2017
Outros	—	—	—	81,742,449	46.39	45,314,050	34.11	127,056,499	41.11	—	—	31/03/2017
Total	—	—	—	176,206,299	100.00	132,870,611	100.00	309,076,910	100.00	—	—

NCF Participações S.A. – CNPJ: 04.233.319/0001-18

				Common shares		Preferred shares		Total shares		Member of shareholders’	Controlling	Date of last
Shareholder	Nationality	UF	CPF/CNPJ	Number	%	Number	%	Number	%	agreement	shareholder	change
Fundação Bradesco	Brasileira	SP	60.701.521/0001-06	284,607,387	25.13	1,009,413,289	100.00	1,294,020,676	60.42	No	Yes	31/03/2017
Cidade de Deus Cia. Cial. de Participações S.A.	Brasileira	SP	61.529.343/0001-32	846,292,071	74.72	0	0	846,292,071	39.51	No	Yes	31/03/2017
Nova Cidade de Deus Participações S.A.	Brasileira	SP	04.866.462/0001-47	1,694,413	0.14	0	0	1,694,413	0.08	No	Yes	31/03/2017
Total	—	—	—	1,132,593,871	100.00	1,005,739,284	100.00	2,142,007,160	100.00	—	—

BNDES Participações S.A. - 00.383.281/0001-09

			CPF/CNPJ		Common shares		Preferred		Member of shareholders’
Shareholder	Nationality	UF	Number	%	Number	%	shares	Total shares	agreement
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	Brazilian	33.657.248/0001-89	1	100.00	1	100.00	No	Yes	31/03/2017
Total			1	100.00	1	100.00

Mitsui & Co. Ltd.

Mitsui & Co. Ltd. has no defined control. The following table sets forth information regarding Mitsui & Co. Ltd. as of March 31, 2017:

	Common shares(1)
Shareholder	Number of shares (2) (In thousand)	%(2)
The Master Trust Bank of Japan, Ltd. (trust account)	134,968	7.65%
Japan Trustee Services Bank, Ltd. (trust account)	96,733	5.48%
Nippon Life Insurance Company	35,070	1.98%
Japan Trustee Services Bank, Ltd. (trust account 9)	33,198	1.88%
Japan Trustee Services Bank, Ltd. (trust account 5)	32,787	1.85%
Mitsui Sumitomo Insurance Company, Limited	25,667	1.45%
Japan Trustee Services Bank, Ltd. (trust account 7)	24,424	1.38%
Japan Trustee Services Bank, Ltd. (trust account 1)	24,236	1.37%
Japan Trustee Services Bank, Ltd. (trust account 2)	24,025	1.36%
State Street Bank West Client - Treaty 505234	23,739	1.34%
Others	1,309,210	74.22%
Total	1,764,057	100.00

(1)         Does not have common shares.

(2)         Does not consider shares in treasury.

Item 15.3 of Reference Form — Information on distribution of Valepar’s capital

Number of individual shareholders	—
Number of legal entity shareholders	—
Number of institutional investors	6
Number of shares outstanding, by class and type	—

Item 15.4 of Reference Form — Information on Valepar Shareholders’ economic groups and Valepar’s subsidiaries and affiliates.

Information on Valepar’s shareholders and the economic groups they belong to is specified in item 15.4 of Vale’s Reference Form.

Valepar does not have any other subsidiary or affiliate, and nor does it hold equity stakes in any other companies, apart from Vale.

Item 15.5 of Reference Form — Information on Valepar’s Shareholders’ Agreements

Valepar Shareholders are party to a shareholders’ agreement dated February 19th, 2017, which came into effect on May 10th, 2017 (“Valepar Agreement”). The Valepar Agreement will remain in force for 6 (six) months, or until the date when the Incorporation becomes effective, whichever occurs first.

Description of clauses in Valepar Agreement regarding exercise of voting rights and power of control

The Valepar Agreement determines that its signatory parties are obliged to instruct their representatives at Vale’s General Shareholders’ Meetings and Board of Directors Meetings to vote as decided at a Prior Meeting at Valepar. Except in the case of the higher quorums mentioned below, the decisions at the Prior Meetings will be made by majority voting of the common shares bound to the Valepar Agreement held by its signatory parties.

In accordance with the Valepar Agreement, approval is required from the holders of at least 75% of the bound common shares in order to make the following  decisions: 1. Amendments to Vale’s Bylaws, except in the case of a legal requirement; 2. Increase in the capital stock of Vale or its subsidiaries, including but not limited to the issuance of additional shares, the creation of a new class of shares, changes to the characteristics of existing shares, or a reduction in the equity capital of these companies; 3. Debentures/ bonds issued by Vale, whether or not they are convertible into shares, rights issue, options to buy shares or any other security; 4. Determination of the issue price of new Vale shares and any securities; 5. Merger, incorporation, share incorporation and spin-off operations to which Vale is a party, and its transformation; 6. Requests by Vale to carry out or suspend liquidation, dissolution, judicial or extrajudicial reorganization, bankruptcy processes, or voluntary financial reorganization acts; 7. Removal of members of the Board of Directors and Executive Board, including their respective presidents; 8. Removal of members of Vale’s Board of Directors and Executive Board, including their presidents, and the election and removal of Vale’s Executive Board; 9. Acquisition of Vale shares to be held in treasury, cancelled or subsequently disposed of; 10. Vale’s participation in groups of companies or consortia of any kind; 11. Signing of agreements involving distribution, investments, sales, exports, technology transfer, brand licensing, the use of patents, authorization of usage and leasing to which Vale is a party; 12. Establishment of overall annual compensation of Vale’s officers; 13. Decisions on the distribution of the total sum of Vale officers’ compensation between the members of its Board of Directors, Executive Board, Fiscal Council and committees; 14. Assignment of profit shares to Vale’s officers; 15. Decisions on policies for the selection, evaluation, development and compensation of members of Vale’s Executive Board; 16. Establishment of the Executive Board’s duties, as well as those of Vale’s Executive Board; 17. Modification to Vale’s business purpose; 18. Distribution of dividends and/or interest on shareholders’ equity by Vale or its non-distribution; 19. Selection and removal of Vale’s independent auditor; 20. Constitution by Vale of collateral or provision of guarantees, including sureties, to guarantee obligations of third parties, including Vale’s affiliates and subsidiaries; 21. Decisions on any subjects that, by law, give shareholders the right to withdraw from Vale in exchange for reimbursement for their shares; 22. Election and removal, by Vale’s Executive Board, of Vale’s representatives at its subsidiaries or affiliates, or other companies at which Vale is entitled to appoint officers; 23. Establishment of maximum limit for Vale’s indebtedness; 24. Contracting of loans, funding or leasing operations by Vale, or the performance of other operations that have a similar or equivalent economic nature, which are not provided for in its fundraising plan; 25. Approval of Vale’s strategic guidelines and strategic plan; 26. Approval of Vale’s annual and multi-year budgets and fundraising plan; 27. Approval of investments and/or divestments by Vale; 28. Establishment of companies by Vale or the transformation of existing companies into another kind of company, the direct or indirect acquisition or disposal of equity stakes in other companies, consortia, foundations and other entities, including through exercising the right to withdraw, exercising or renouncing preemptive rights in subscriptions, and the direct or indirect acquisition of equity stakes, or any other method permitted by law, including but not limited to merger, spin-off, incorporation and share incorporation operations at companies in which Vale participates; 29. Approval of Vale’s annual report and financial statements; 30. Reformulations, alterations or amendments to shareholders’ agreements, or consortium contracts, or agreements between shareholders or between consortia of companies or consortia in which Vale participates, and the signing of new consortium agreements and/or contracts that involve subjects of this kind; 31. Approval of Vale’s Policy on Transactions with Related Parties; 32. Signing or alteration of contracts of any kind or value concerning any situations that, pursuant to Vale’s Policy on Transactions with Related Parties, constitute a transaction with a related party; 33. Disposal by Vale of fixed assets that, considered alone or cumulatively, over a period of 12 (twelve) months, are worth more than 1% (one percent) of total assets, calculated based on the latest Quarterly Information (ITR) disclosed by Valepar or Vale, as applicable.

Furthermore, the Valepar Agreement specifies that certain subjects may only be approved at a Prior Meeting if votes are received from at least 95% (ninety five percent) of total bound common shares, including: (i) mergers, spin-offs, incorporations or share incorporations involving Valepar and its participation in a group of companies; and (ii) disposal, by any right, of shares issued by Vale belonging to Valepar.

Description of clauses in Valepar Agreement regarding the appointment of officers or members of statutory committees

According to the Valepar Agreement, for the purpose of electing the members of Vale’s Board of Directors at the respective general shareholders’ meetings,

the signatory parties will appoint all the members, whose appointment falls to Valepar, as a proportion to its share of total common shares bound to the Valepar Agreement, not including posts assigned for members elected by a multiple vote procedure, by minority shareholders or by employees, pursuant to articles 140 and 141 of Law 6,404 of 1976. Vale’s Chief Executive Officer will be selected from among three candidates proposed by an international head hunter firm and elected at a meeting of Vale’s Board of Directors called for this purpose. Vale’s Chief Executive Officer will be tasked with proposing the names of the other executive officers to the Board of Directors. Each Valepar Agreement signatory may, during the respective term of office, replace the member it has appointed. In this situation, all Valepar Agreement signatories will vote in favor of the name thereby proposed at the general shareholders’ meeting called for this purpose.

Description of clauses in Valepar Agreement regarding transfers of shares and preemptive rights to acquire them

According to the Valepar Agreement, approval is required from the holders of 95% (ninety five percent) of the common shares bound to this agreement in order to divest, by any right, shares issued by Vale that belong to Valepar. The Valepar Agreement also gives the other parties preemptive rights, on equal conditions with third parties, in cases in which any one of the parties decides to dispose of its bound shares.

Item 15.6 of Reference Form — Significant changes to stakes held by members of Valepar’s group of controlling shareholders and officers:

None.

Item 15.7 of Reference Form — Main corporate operations conducted at Valepar:

Not applicable.

Item 15.8 of Reference Form — Other information deemed relevant:

None.

(e) Description of Valepar’s capital stock, pursuant to item 17.1 of the Reference Form

Capital issued, by class and type	R$14,132,724,606.92, divided into 1,582,187,033 shares: 1,300,905,830 common shares and 281,281,203 class “A” preferred shares, all of no nominal value
Subscribed capital, by class and type	Same as above
Paid-in capital, by class and type	Same as above
Deadline for paying in capital that has not yet been paid in, by class and type	Not applicable
Authorized capital, stating number of shares, value and date of authorization	Not applicable
Securities convertible into shares and conversion conditions	Not applicable

12. Description of capital and control structure following the operation, pursuant to item 15 of the Reference Form

Item 15.1 of Reference Form — Information on Vale’s controlling shareholders after the Operation

On the date when the Incorporation becomes effective, Litel, Bradespar, Mitsui and BNDESPAR will sign the Vale Agreement, aimed at giving Vale stability and adjusting its corporate governance structure during the period of transition to its new corporate structure without defined control. The Vale Agreement, whose draft constitutes an appendix to the Valepar Agreement, will only bind 20% (twenty percent) of total common shares issued by Vale, and it will remain in effect until November 9, 2020. Information is provided below on the stakes that will be held by the Vale Agreement signatories after the date when the Operation becomes effective, assuming that the Minimum Necessary Votes are obtained:

Litel Participações S.A.

CPF/CNPJ (Brazilian taxpayer no.)	Nationality	No. Common Shares	% Common Shares	No. Preferred Shares	% Preferred Shares	Last change	No. shares	Total shares %	Member of shareholders’ agreement?
00.743.065/0001-27	Brazilian	1,011,456,740	23.23%	—	—	—	1,011,456,740	19.24%	Sim

Bradespar S.A.

CPF/CNPJ (Brazilian taxpayer no.)	Nationality	No. Common Shares	% Common Shares	No. Preferred Shares	% Preferred Shares	Last change	No. shares	Total shares %	Member of shareholders’ agreement?
03.847.461/0001-92	Brazilian	332,965,267	7.65%	—	—	—	332,965,267	6.33%	Yes

Mitsui & Co. Ltd.

CPF/CNPJ (Brazilian taxpayer no.)	Nationality	No. Common Shares	% Common Shares	No. Preferred Shares	% Preferred Shares	Last change	No. shares	Total shares %	Member of shareholders’ agreement?
05.466.338/0001-57	—	286,347,056	6.58%	—	—	—	286,347,056	5.45%	Yes

BNDES Participações S.A. — BNDESPAR

CPF/CNPJ (Brazilian taxpayer no.)	Nationality	No. Common Shares	% Common Shares	No. Preferred Shares	% Preferred Shares	Last change	No. shares	Total shares %	Member of shareholders’ agreement?
00.383.281/0001-09	Brazilian	180,725,267	4.15%	—	—%	—	180,725,267	4.15%	Yes

Item 15.2 of Reference Form — Information on shareholders, or group of shareholders acting jointly or representing the same interests, which will hold stakes worth at least 5% of every type of share issued by Vale after the Operation:

As already mentioned, the Merger will result in a dilution of approximately 3% (three percent) of the shareholding interest of Vale’s current shareholders, so that such operation, on its own, should not significantly alter the information on the Shareholders or groups of shareholders acting jointly or representing the same interest, holders of a stake equal to or greater than 5% of each type of shares issued by Vale, as provided in item 15.2 of the Vale Reference Form. Exact information about the amount of shares held by the shareholders, or group of shareholders acting jointly or representing the same interest, after the Transaction becomes effective may only be obtained after the expiration of the term for the Voluntary Conversion.

Item 15.3 of Reference Form — Information on distribution of Vale’s capital (as of April 20, 2017):

Date of last modification	04/20/2017
Number of retail investors (units)	111,613
Number of legal entity shareholders (units)	1,271
Number of institutional investors (units)	1,129

Outstanding shares

Outstanding shares corresponding to all shares of the issuer, except those held by the controlling shareholder, the persons related to them, the managers of the issuer and the shares held in treasury.

Number of ordinary shares (Units)	1,469,195,191
Number of preferred shares (Units)	1,945,373,882
Number of preferred shares Class A (Units)	1,945,373,882
Total	3,414,569,073

Item 15.4 of Reference Form — Information on Vale shareholders’ economic groups and Vale’s subsidiaries and affiliates after the Operation:

The Operation will not cause any alteration in relation to the economic groups of shareholders that own more than 5% (five percent) of Vale’s capital or in relation to Vale’s subsidiaries, affiliates or joint ventures, which are specified in item 15.4 of Vale’s Reference Form.

Item 15.5 of Reference Form — Information on the Vale Shareholders’ Agreement, which will come into effect after the Operation:

Once the Operation has been approved, on the same date when the Incorporation becomes effective, Litel, Bradespar, Mitsui and BNDESPAR will sign the Vale Agreement, the draft of which constitutes the appendix of the Valepar Agreement, and which can be seen on the websites of the Company (www.vale.com/investidores), BM&FBOVESPA (http://www.bmfbovespa.com.br) and the Brazilian Securities and Exchange Commission (http://www.cvm.gov.br).

The Vale Agreement will remain in force for 3 (three) years and it is designed to provide stability and adjust the Company’s corporate governance during the period of transition to its new corporate structure. The signatory shareholders will only bind to the Vale Agreement common shares that represent 20% (twenty percent) of total common shares issued by Vale existing at any time after the Voluntary Conversion.

Description of clauses in Vale Agreement regarding exercise of voting rights

The Vale Agreement establishes that if any of the signatory parties should request this, the signatory parties may meet before Vale’s General Shareholders’ Meetings and Board of Directors meetings that make decisions on the matters listed below, to agree upon how their representatives will vote at the General Shareholders’ Meetings and how the Board of Directors members they have appointed will vote.

In accordance with the Vale Agreement, when the Prior Meeting is convened, approval is required from the holders of at least 75% of the bound common shares in order to make the following decisions: 1. Amendments to Vale’s Bylaws, except in the case of a legal requirement; 2. Increases or decreases in Vale’s capital stock; 3. Bond issuance by Vale, whether or not they are convertible into shares, subscription rights, options to buy shares or any other security; 4. Merger, incorporation, share incorporation and spin-off operations to which Vale is a party, as well as its transformation; 5. Requests by Vale to carry out or suspend liquidation, dissolution, judicial or extrajudicial reorganization, or bankruptcy processes; 6. Removal of members of the Board of Directors, including its president; 7. Election and removal of executive directors; 8. Overall and individual compensation, fixed and variable, of Officers and members of the Board of Directors’ advisory committees; 9. Establishment of companies by Vale or the transformation of existing companies into another kind of company, the direct or indirect acquisition or disposal of equity stakes in other companies, consortia, foundations and other entities, including through exercising the right to withdraw, exercising or renouncing preemptive rights in subscriptions, and the direct or indirect acquisition of equity stakes, or any other method permitted by law, including but not limited to merger, spin-off, incorporation and share incorporation operations at companies in which Vale participates, as well as amendments to the Bylaws / articles of organization and/or contracts of entities previously mentioned, whenever their value is equal to or greater than 1% (one percent) of Vale’s shareholders’ equity, calculated based on Vale’s latest Quarterly Information (ITR); 10. Distribution of dividends and/or interest on shareholders’ equity by Vale or its non-distribution; 11. Constitution by Vale of collateral or provision of guarantees, including sureties, to guarantee obligations of third parties, including Vale’s affiliates and subsidiaries, except those in which Vale holds at least 99% (ninety nine percent) of the capital stock; 12. Establishment of maximum limit for Vale’s indebtedness; 13. Approval of Vale’s strategic guidelines and strategic plan; 14. Approval of Vale’s annual and multi-year budgets and fundraising plan; 15. Approval of Vale’s investments and/or divestments, as well as its investment agreements, worth at least 1% (one percent) of shareholders’ equity, calculated based on Vale’s latest Quarterly Information (ITR); 16. Approval of Vale’s Policy on Transactions with Related Parties; 17. Disposal by Vale of fixed assets (a) in isolation worth above 0.15% (zero point one five percent) of total assets, or (b) cumulatively, over a period of 12 (twelve) months, worth above 0.5% (zero point five percent) of total assets, taking as a reference for “a” and “b” the total assets calculated based on Vale’s latest Quarterly Information (ITR); 18. Cancellation of Vale’s registration as a publicly traded company and reduction in its listing segment level on the São

Paulo Stock Exchange; and 19. Election and removal by Vale’s Executive Board, of the Chief Executive Officer of Vale’s subsidiaries, affiliates or other companies at which Vale has the right to appoint the Chief Executive Officer.

In addition, the Vale Agreement establishes that the parties hereby undertake to vote and make their representatives on the Board of Directors vote (if applicable) to ensure that Vale distributes to its shareholders 50% (fifty percent) of the net earnings in the financial year in question.

Description of clauses in Vale Agreement regarding the appointment of officers or members of statutory committees

According to the Vale Agreement, for the purpose of electing the members of Vale’s Board of Directors at the respective general shareholders’ meetings, the signatory parties must appoint the largest possible number of members they are eligible to appoint, respecting the posts assigned for members elected pursuant to Law 6,404 of 1976, and always having at least 20% (twenty percent) Independent board members, as required by the Novo Mercado listing rules. If the total number of board members elected by other Vale shareholders does not reach the minimum 20% (twenty percent), or as determined by Novo Mercado rules, the signatory parties will by mutual agreement elect the independent members needed to reach the minimum figure, and these members will not be bound to the parties that elect them. The parties will appoint the members of Vale’s Board of Directors, and their respective alternate members, who they are eligible to appoint, in proportion to their share of total shares bound to the Vale Agreement. They are entitled to appoint at least 4 (four) members, and each party will be guaranteed the right to appoint at least one member of Vale’s Board of Directors, regardless of the percentage of bound shares they hold. Each Vale Agreement signatory party may, during the respective term, replace the member it has appointed. In this situation, all the Vale Agreement signatory parties will vote in favor of the name thereby proposed at the general shareholders’ meeting called for this purpose. The president of the Board of Directors and his/her respective alternate member will be appointed by the party that holds the largest number of bound shares, and the vice president of the Board of Directors and his/her respective alternate member will be appointed by the party that holds the second highest number of bound shares. Vale’s Chief Executive Officer will be selected from among three candidates proposed by an international head hunter firm and elected at a meeting of Vale’s Board of Directors called for this purpose. Vale’s Chief Executive Officer will be tasked with proposing the names of the other executive directors to the Board of Directors.

Description of clauses in Vale Agreement regarding transfers of shares and preemptive rights to acquire them

The Vale Agreement gives the other parties preemptive rights, on equal conditions with third parties, in cases in which any one of the parties decides to dispose of its bound shares or subscription rights for securities that provide or could provide the right to vote within the Company.

The Vale Agreement signatory shareholders also undertake not to dispose of, in any way, directly or indirectly, shares issued by Vale that they come to possess as a result of the Operation, for a period of 6 (six) months, starting from the date when the Incorporation of Valepar by Vale takes effect (“Lock-Up”). The Lock-Up does not include: (i) transfers permitted pursuant to the Vale Agreement; and (ii) divestments of unbound shares that the signatory shareholders held prior to the Operation.

Item 15.6 of Reference Form — Significant changes to stakes held by members of Vale’s group of controlling shareholders and officers:

There are no significant alterations to stakes held by Vale’s officers because of the Operation. The only changes to the stakes of Vale’s current controlling shareholders will be those arising from the Operation, as already described in this document.

Item 15.7 of Reference Form — Main corporate operations conducted at Vale:

Not applicable, as the Operation will not cause any changes to information on the main corporate operations conducted at Vale, as informed in item 17.7 of the Reference Form.

Item 15.8 of Reference Form — Other information deemed relevant:

None.

13. Number, class and type of securities of each company involved in the operation held by any other companies involved in the operation, or by people linked to these companies, as defined by the rules that govern public share offerings

Valepar holds 1,716,435,045 common shares and 20,340,000 class “A” preferred shares issued by Vale, representing a 53.9% share of common shares and 33.7% of the Company’s capital stock.

The shares issued by Vale held directly by Valepar’s shareholders or by people linked to them are stated in the table below:

Name	Common Shares	% of Common Shares	Preferred Shares	% of Preferred Shares
BNDES Participações S.A.	206,378,882	6.48%	66,185,272	3.36%

14. Exposure of any of the companies involved in the operation, or people linked to them, as defined by the rules that govern public sharing offerings, to derivatives tied to securities issued by other companies involved in the operation

Not applicable.

15. Report describing all trades made in the last 6 (six) months by the parties listed below involving securities issued by the companies involved in the operation:

a. Companies involved in the operation

In the last 6 (six) months, Valepar has not carried out any purchase and sale operations involving securities issued by Vale.

In the last 6 (six) months, Vale has also not carried out any purchase and sale operations involving securities issued by it, either privately or in regulated markets.

b. Parties related to companies involved in the operation

Apart from the operations executed in regulated markets by Vale officers, which were reported by the Company in accordance with article 11 of CVM Instructions 358 of 2002, no parties related to Valepar and Vale have in the last 6 (six) months carried out any purchase and sale operations involving securities issued by Vale or Valepar, either privately or in regulated markets.

16. Document through which the Special Independent Committee submitted its recommendations to the Board of Directors, if the operation was negotiated pursuant to CVM Guidance Opinion 35 of 2008.

Not applicable, given that, pursuant to the Proposal presented by Valepar, the latter will not exercise its voting rights during the deliberations of Vale’s General Shareholders’ Meeting regarding the Voluntary Conversion and Incorporation.

POSITION ON MARCH 31, 2017

CASE NUMBER	Court	PARTIES IN THE PROCEEDINGS	OBJECT	AMOUNT INVOLVED	MAIN FACTS	CHANCE OF A LOSS
MS no. 2011.51.01.010104-0	3rd Federal Court of Rio de Janeiro	Plaintiff: VALEPAR Defendant: District Director of the Federal Revenue Office	Legal Entity without employees - peremptive CSLL debt.	R$ 33,581,870.98

The amount in discussion was deposited in full. On August 10, 2011, an injunction was obtained suspending the enforceability of the supposed debt. In December 2013 security was denied and the request was dismissed. Vale filed an Appeal, with its decision pending since 2014.

Possible

MS No. 2000.51.01.004396-0	12th Federal Court of Rio de Janeiro	Plaintiff: VALEPAR Defendant: District Director of the Federal Revenue Office	* CSLL - legal entity without employees - base year 1999* COFINS - legal entity without employees EC n. 20/98	R$ 19,051,337.36 R$ 3,141,197.61

Application accepted for a review of the consolidation of the installment payments to exclude the charging of the CSLL debt relating to base year 1999, as well as for the payment of the first installment to be considered as payment in cash of the remaining debt in the installment payments (administrative proceeding no. 10768.000079/2007-35). The amounts relating to CSLL of the year base 1999 in administrative proceeding no. 18471.000003/2005-85 should be transformed into definitive payment in writ of mandamus no. 2000.51.01.004396-0, therefore, for this case, the loss is remote. For the remaining amounts (PA no. 15374.002191/2008-39) and not included in REFIS (Tax Liability Payment Program), the discussion about peremption remains, with a prognosis of possible loss.

Remote Possible

MS no. 2011.51.01.011763-1	17th Federal Court of Rio de Janeiro	Plaintiff: VALEPAR Defendant: District Director of the Federal Revenue Office	PIS-COFINS - Non-Cumulative w/IoE	R$ 1,816,277,276.84

Appeals to the Superior Court of Justice and the Federal Supreme Court, not admitted. Valepar filed appeals. In December of 2013, a request was filed partially giving up the claim and waiving the right on which the lawsuit is based, only in relation to the generating facts Oct/2004, Apr/2005, Oct/2005, Apr/2006, Oct/2006, Apr/2007, Oct/2007, Apr/2008 and Oct/2008, for the conversion into income with the benefits of payment in cash, introduced in Law no. 12.865/2013 (REFIS). The interlocutory appeal to the Superior Court of Justice was denied. Valepar filed the last appeal available. On December 01, 2015 it filed a motion to request the suspension of the conversion/assessment of the deposit up to the final decision of execution no. 0053784-92.2015.4.02.51015. In Sept/16, interlocutory appeal in Resp granted so that the merits of the appeal to the Superior Court of Justice of Valepar may be examined. Awaiting a return of the records to the Court of origin.

Likely

E.F. no. 0053784-92.2015.4.02.5101	8th Federal Court of Fiscal Prosecution of Rio de Janeiro	Plaintiff: Federal Government Defendant: VALEPAR	PIS-COFINS - Non-Cumulative w/IoE - Only the consequences of the fine not included in the judicial deposit made in the records of MS 20115101011763-1 above.	R$ 500,712,982.14

On 05.26.15 the fiscal prosecution was registered in the Federal Justice system. On 06.24.15, Valepar included the performance bond in the records and accepted the notification. Debtors Motion to Stay Execution filed on 07/23/15. The Treasury filed an objection and Valepar presented its Response, as well as a motion with questions to the expert and indication of a technical assistant. The PGFN (Prosecutor’s Office) and the expert presented their opinions. A judgment in favor of Valepar was handed down in March, 2017. We await the appeal of the Treasury.

Remote

Action for Annulment no. 0017453-03.2015.4013400	20th Federal Court of the Federal District	Plaintiff: VALEPAR Defendant: Federal Government	COFINS W/REVENUE IoE-Possible COFINS W/FINANCIAL REV.	R$ 4,030,121.50 R$ 34,303,811.51

On 03.31.15, an ordinary action was filed for discussion of the merits of the period 12/2000, 12/2001 and 11/2002, a judgment in favor of Valepar having been handed down in March, 2017. The Treasury filed an appeal pending decision since May, 2017, the prognosis for which is possible loss. For the generating facts considered by PA no. 18471.000001/2005-96 and affected by the peremption, the prognosis is of remote loss. (*)

Remote Possible

MS 2007.51.01.022.901-6	18th Federal Court of Rio de Janeiro	Plaintiff: VALEPAR Defendant: District Director of the Federal Revenue Office	COFINS W/FINANCIAL REV.	R$ 2,028,596.48

Writ of Mandamus found partially valid to declare COFINS not due in relation to the generating facts that took place between Feb/2000 and Oct/2003 over the financial revenues earned by Valepar. Against this decision, Valepar filed Motions for Clarification, which were provided to modify the judgment, granting the motion as a whole, for which the Federal Revenue Office filed an Appeal, received only on the return effect. Awaiting judgment of the referred to appeal. In Apr/16, the judicial deposit received was transferred from the legal account of MS 2000.51.01.004396-0.

Remote

EF 2008.51.01.502757-8	8th Federal Court of Fiscal Prosecution of Rio de Janeiro	Plaintiff: Federal Revenue Office Defendant: VALEPAR	IRRF W/IoE	R$ —

Motions for Execution were offered. After the Challenge of the Federal Revenue Office and Response by Valepar, producing a specialist report favorable to the company. The motions for execution were dismissed. An appeal from VALEPAR was granted in Feb/2016. The Federal Revenue Office’s were denied in an appellate decision published in March, 2017. Considering that the consideration of the merits has already finished and the appellate decision had rejected the intention of the Treasury with regard to the fees, a motion will be presented to expedite the termination and filing. NOTE: The case is in the assessment phase of the guarantees (788,605 ON shares, issued by VALE, in the name of VALEPAR, as well as a judicial deposit of the respective fruits of the actions).

Possible

CASE NUMBER	Court	PARTIES IN THE PROCEEDINGS	OBJECT	AMOUNT INVOLVED	MAIN FACTS	CHANCE OF A LOSS
EF 2005.51.01.510.878-4	9th Federal Court of Fiscal Prosecution of Rio de Janeiro	Plaintiff: Federal Revenue Office Defendant: VALEPAR

Motion for compensation not approved. The debit included (i) a part referring to the compensation of taxes with credits from Albrás and (ii) a part referring to the allegation that IRRF on IoE were compensated with IRRF on financial investments - prohibited by law. Filing of complementary DCTF (Declaration of Tax Debits and Credits) instead of corrective version.

R$ 53,740,339.34

There was a partial application of REFIS. A favorable opinion was given with regard to the remaining debts. There was a cancelation of the pledge of shares of Vale in the name of Valepar, which were pledged in excess. In April of 2014, a decision was published that approved the discontinuation of the lawsuit with regard to the application to join the REFIS program, judged the motion valid to determine the extinction of the other CDAs and determined the extinction the case without examination of the merits for lack of action with regard to registration 70.2.05.002438-94 and no. 70.4.05.000036-26. An Appeal was filed by Valepar only against the condemnation to pay the loser’s fees, which were arbitrated at R$ 1,000.00. Awaiting judgment.

Remote

PAF No. 15374.001508/2006-58	Administrative phase - Federal Revenue Service	Plaintiff: VALEPAR Defendant: Federal Revenue Service	Motion for compensation not approved by the RFB - IRRF w/IoE.	R$ 10,073,544.37

Voluntary Appeal filed with the Administrative Council of Tax Appeals. The Voluntary Appeal was granted unanimously, remaining for approval the compensations of credit of IRRF over IoE made in 2003 with debits of the same kind. Knowledge of the decision of partial acceptance and of the manifestation of the Treasury in having no interest in filing an appeal. Debts were written from the current account of the company in May/16. It remains to discuss the duplicity of around R$ 3 MM (records) in motions for clarification.

Possible

MS no. 2007.51.01.022751-2	7th Federal Court of Rio de Janeiro	Plaintiff: VALEPAR Defendant: District Director of the Federal Revenue Office	COFINS W/REVENUE IoE-Loss Remote COFINS W/REVENUE IoE-Possible	R$ 25,060,476.25 R$ 160,772,839.30

Decision handed down fully granting the assurance. Furthermore, in view of the decision of the STJ, pronounced in March, 2012, a motion was filed by Valepar, demonstrating the understanding of the Court, according to which PIS and COFINS are not due on IoE in the period covered by Law no. 9.718 (there would only exist, therefore, taxation due as from 2015), object of this case. Motion of Appeal of the Federal Revenue Office granted and opposition of motion for clarification by Valepar. Full acceptance of the motions for clarification of Valepar, maintaining the decision that granted the claimed assurance. The Federal Revenue Office opposed the motions for clarification which were granted with infringing effects. The new motions for clarification of Valepar were dismissed. Valepar filed appeals with the Superior Courts of Justice.

Remote Possible

PAF No. 16682.906.787/2012-75	Administrative phase - Federal Revenue Service	Plaintiff: VALEPAR Defendant: Federal Revenue Service	IRPJ / IRRF on IoE PIS/PASEP and COFINS	R$ 4,968,016.62	On 01.18.2013, the court order was received that did not authorize the compensation made by Valepar. On 02.19.13, a Statement of Discontentment was filed. Awaiting judgment.	Possible

PAF No. 16682-904.269/2013-06	Administrative phase - Federal Revenue Service	Plaintiff: VALEPAR Defendant: Federal Revenue Service	Request for compensation not authorized by the RFB - Federal Revenue Office understood that there would exist a lack of credit to fully compensate the debits of IRPJ and CSLL.	R$ 6,040,449.77	On 12.12.2014 a Statement of Discontentment was filed. Awaiting judgment.	Possible

Action no. 20109.30.2015.4013400	22nd Federal Court of the Federal District	Plaintiff: VALEPAR Defendant: Federal Government	IRRF ON IoE - 06/2014	R$ 3,602,610.07

On 04.15.2015 the Action was filed. On 04.22.15 the interlocutory relief was granted. On 05.20.2015, the Federal Revenue Office filed an interlocutory appeal. Decision favorable to Valepar published in June/16. In Jan/17, Valepar filed counter-arguments to the Appeal of the Federal Revenue Office. Awaiting judgment since May, 2017.

Possible

R$ 2,677,385,470.14

(*) In December 2013, Valepar applied for Refis, re-opened by Law 12,865/13, with the payment of the 1st installment, relating to the debits of the generating facts of Apr/Aug/Oct/03. These debits are not contemplated in this spreadsheet.

NOTE: The cases below were included in the REFIS program and there are no further contingencies related to them:

EF no. 2004.51.01.521996	REFIS, 2009, debt extinguished and guarantees assessed. The remaining discussion is only about the updating of the balance of the deposit.

EF no. 2004.51.01.5319006	REFIS, 2009. Decision for extinguishment The remaining discussion is only about the cost for loss of suit of R$10 thousand, which will be settled for extinction and filing of the case.

PA no. 10768000079/07-35	Awaiting settlement of the installment